UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________

SCHEDULE TO

(Amendment No. 4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

______________________________

ELAN CORPORATION, PLC

(Name of Subject Company (Issuer))

______________________________

ELAN CORPORATION, PLC

(Name of Filing Persons (Offeror))

______________________________

Ordinary Shares, par value €0.05 each
(Title of Class of Securities)

______________________________

G29539106

(CUSIP Number of Class of Securities)

______________________________

American Depositary Shares, each representing one Ordinary Share
(Title of Class of Securities)

______________________________

284131208

(CUSIP Number of Class of Securities)

______________________________

William F. Daniel

Elan Corporation, plc

Treasury Building

Dublin 2, Ireland

011-353-1-709-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

______________________________

Copies to:

Christopher T. Cox, Esq.

Cadwalader, Wickersham & Taft LLP

One World Financial Center

New York, New York 10281

(212) 504-6000

______________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,000,000,000	$136,400

* The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase for not more than $1 billion in aggregate.

** Previously paid. The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per million dollars of the value of the transaction.

[_]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form of Registration No.: Not applicable	Date Filed: Not applicable
[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	Third-party tender offer subject to Rule 14d-1.
[X]	Issuer tender offer subject to Rule 13e-4.
[_]	Going-private transaction subject to Rule 13e-3.
[_]	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [_]

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

[_]	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
[_]	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

SCHEDULE TO

This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO filed with the United States Securities and Exchange Commission by Elan Corporation, plc (the “Company”) on March 11, 2013 (as amended and supplemented, the “Schedule TO”) in connection with the return of cash to the holders of Ordinary Shares, par value €0.05 per share (the “Ordinary Shares”), and American Depositary Shares (“ADSs”) of the Company by way of a tender offer (the “Tender Offer”) for up to a maximum of 88,888,888 Ordinary Shares, including Ordinary Shares represented by ADSs, at a maximum aggregate purchase price of US$1 billion to be made by J&E Davy acting as principal, and on the terms and subject to the conditions set forth in the Circular to Shareholders and ADS Holders, dated March 11, 2013 (the “Circular”), the related Tender Form (the “Tender Form”) with respect to the Ordinary Shares and the related Letter of Transmittal with respect to the ADSs, copies of which were previously filed as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii), respectively, to the Schedule TO.

Only those items amended are reported in this Amendment No. 4. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 4 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 4 together with the Schedule TO, the Circular and the related Tender Form or Letter of Transmittal, as applicable.

Items 1 through 11

1)	The third paragraph under the subheading “Background to the Tender Offer” under the heading “Introduction” on page 6 of the Circular is hereby amended and restated as follows:

“The repurchase of the Ordinary Shares (including the Ordinary Shares represented by ADSs) by the Company will be financed from the Group’s existing resources and the proceeds of the Tysabri Transaction. On April 2, 2013, the Tysabri Transaction was consummated. Pursuant to the terms of the Tysabri Transaction we received US$3.25 billion on April 2, 2013, and we will receive royalties on all future global net sales of Tysabri. During the first 12 months following the closing of the Tysabri Transaction, we will receive a royalty of 12% on all global net sales of Tysabri. Thereafter, we will receive a royalty of 18% on annual global net sales up to and including US$2.0 billion and a royalty of 25% on annual global net sales above US$2 billion.”

2)	Subsection (iv) under the subheading “Summary” under the heading “Questions and Answers on the Tender Offer/Summary Term Sheet” on page 9 of the Circular is hereby amended and restated as follows:

“(iv) the closing of the Tysabri Transaction;

(a)	On April 2, 2013, the Tysabri Transaction was consummated. Pursuant to the terms of the Tysabri Transaction we received US$3.25 billion on April 2, 2013, and we will receive royalties on all future global net sales of Tysabri. During the first 12 months following the closing of the Tysabri Transaction, we will receive a royalty of 12% on all global net sales of Tysabri. Thereafter, we will receive a royalty of 18% on annual global net sales up to and including US$2.0 billion and a royalty of 25% on annual global net sales above US$2 billion;”
3)	Section 2.1.4 under the subheading “Terms and Conditions of the Tender Offer” under the heading “Details of the Tender Offer in Respect of Ordinary Shares” on page 32 of the Circular is hereby amended and restated as follows:

“2.1.4 the closing of the Tysabri Transaction;

(1)	On April 2, 2013, the Tysabri Transaction was consummated. Pursuant to the terms of the Tysabri Transaction we received US$3.25 billion on April 2, 2013, and we will receive royalties on all future global net sales of Tysabri. During the first 12 months following the closing of the Tysabri Transaction, we will receive a royalty of 12% on all global net sales of Tysabri. Thereafter, we will receive a royalty of 18% on annual global net sales up to and including US$2.0 billion and a royalty of 25% on annual global net sales above US$2 billion;”

 Item 12. Exhibits.

“Item 12. Exhibits” to the Schedule TO is hereby amended and restated as follows:

Exhibit No.	Document
(a)(1)(i)*	Circular to Shareholders and ADS Holders, dated March 11, 2013
(a)(1)(ii)*	Tender Form, dated March 11, 2013
(a)(1)(iii)*	Letter of Transmittal, dated March 11, 2013
(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013
(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees, dated March 11, 2013
(a)(1)(vi)* (a)(1)(vii)* (a)(1)(viii)* (a)(1)(ix)* (a)(1)(x)* (a)(5)(i)* (a)(5)(ii)**

Form of Summary Advertisement

Chairman's Letter

Notice of Extraordinary General Meeting to be held on 12th April 2013

Form of Proxy

Voting Instruction Form

Press Release, dated March 12, 2013

Press Release, dated April 2, 2013

d(i)*	Repurchase Deed between Elan Corporation, plc and J&E Davy, dated March 11, 2013
d(ii)*	Deed of Covenant between Elan Corporation, plc and Elan International Services Ltd and J&E Davy, dated March 11, 2013
d(iii)*	Deed of Covenant in respect of shares in Elan Corporation, plc between Elan International Services Ltd and J&E Davy, dated March 11, 2013
d(iv)	Elan Corporation, plc 1996 Long-Term Incentive Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(3) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)
d(v)	Elan Corporation, plc 1996 Consultant Option Plan (2001 Restatement) (incorporated by reference to Exhibit 4(c)(4) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)
d(vi)	Elan Corporation, plc 1999 Stock Option Plan (2001 Amendment) (incorporated by reference to Exhibit 4(c)(1) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2001)

Exhibit No.	Document
d(vii)	Elan Corporation, plc 2006 Long Term Incentive Plan (2009 Amendment and Restatement) (incorporated by reference to Exhibit 4(c)(15) of Elan Corporation, plc’s Annual Report on Form 20-F for the fiscal year ended December 31, 2008)
d(viii)	Elan Corporation, plc 2012 Long Term Incentive Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181973 filed with the Commission on June 7, 2012)
d(ix)	Elan Corporation, plc Employee Equity Purchase Plan (incorporated by reference to Exhibit 4.4 of Elan Corporation, plc’s Registration Statement on Form S-8 (Registration No. 333-181971 filed with the Commission on June 7, 2012)
d(x)	2012 Amended and Restated Employment Agreement, dated as of April 30, 2012, among Elan Pharmaceuticals, Inc., Elan Corporation, plc and G. Kelly Martin. (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on May 1, 2012)
d(xi)

Employment Agreement between Hans Peter Hasler and Elan Pharmaceuticals GmbH effective as of October 1, 2012 (incorporated by reference to Exhibit 99.1 of the Report of Foreign Issuer on Form 6-K of Elan Corporation, plc filed with the Commission on October 19, 2012)

d(xii)

Investment Agreement, dated as of September 17, 2009, between Elan Corporation, plc and Janssen Pharmaceutical (incorporated by reference to Exhibit 4(a)(6) of Elan Corporation, plc’s Annual Report on Form 20-F for the year ended December 31, 2009)

d(xiii)

Amended and Restated Deposit Agreement by and among Elan Corporation, plc, Citibank, N.A., as Depositary and the holders and beneficial owners of American Depositary Shares (incorporated by reference to Exhibit 4.2 to the Elan Corporation, plc Registration Statement on Form S-8 (registration No. 333-181971) filed with the Commission on June 7, 2012).

* Previously filed with Schedule TO

** Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel Title: Executive Vice President and Company Secretary

 Date: April 2, 2013